UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 4, 2018

In the Matter of

RuRoo Games, Inc.
31878 Del Obispo Street, Suite 118-331
San Juan Capistrano, CA 92675

File No. 333-218493

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

RuRoo Games, Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

RuRoo Games, Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 4, 2018.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary

Action as set forth or recommended herein
APPROVED pursuant to authority delegated by
the Commission under Public Law 87-592.

For: Division of Corporation Finance

By: _Suzhan C. Jacobs_
Date: _12/4/18_